UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces Third Quarter 2025 Results for Production and Volume Sold per Metal

Lima, Peru, October 16, 2025 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 3Q25 results for production and volume sold.

Production per Metal

		Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025	2025 Updated Guidance (1)
Gold ounces produced
El Brocal	61.43%	5,032	15,240	20.0k - 22.0k
Orcopampa	100%	13,314	39,878	53.0k - 55.0k
Tambomayo	100%	4,954	10,973	12.5k - 15.5k
Julcani	100%	2,452	6,416	7.5k - 9.5k
La Zanja	100%	5,143	13,648	18.0k - 21.0k
San Gabriel (4)	100%	0	0	1.0k - 5.0k
Total Direct Operations (2)		30,894	86,155	112.0k - 128.0k
Coimolache	40.094%	14,958	41,450	55.0k - 60.0k
Total incl. Associated (3)		34,950	96,896	126.3k - 143.6k

Silver ounces produced
El Brocal	61.43%	615,004	1,443,222	1.7M - 1.9M
Uchucchacua	100%	585,095	1,548,887	2.0M - 2.3M
Yumpag	100%	2,312,100	6,742,691	8.3M - 8.6M
Orcopampa	100%	3,827	15,462	-
Tambomayo	100%	380,818	733,392	0.9M - 1.2M
Julcani	100%	366,120	1,005,561	1.3M - 1.5M
La Zanja	100%	15,694	31,575	-
Total Direct Operations (2)		4,278,658	11,520,791	14.2M - 15.5M
Coimolache	40.094%	68,362	236,850	0.2M - 0.3M
Total incl. Associated (3)		4,068,860	11,059,102	13.6M - 14.9M

Lead metric tons produced
Uchucchacua	100%	4,055	10,752	14.0k - 16.0k
Tambomayo	100%	626	1,895	2.4k - 2.8k
Julcani	100%	193	474	0.8k - 1.0k
Total Direct Operations (2)		4,874	13,121	17.2k - 19.8k

Zinc metric tons produced
Uchucchacua	100%	6,395	18,539	23.0k - 26.0k
Tambomayo	100%	594	2,000	2.7k - 3.3k
Total Direct Operations (2)		6,989	20,538	25.7k - 29.3k

Copper metric tons produced
El Brocal	61.43%	12,621	37,763	53.0k - 55.0k
Julcani	100%	126	347	-
Tambomayo	100%	23	52	-
Total Direct Operations (2)		12,770	38,162	53.0k - 55.0k

1.	2025 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of October 2025.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
4.	4Q25 targeted production initiation remains unchanged, subject to final permitting and required approvals.

Volume Sold per Metal

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Gold ounces sold
El Brocal	2,555	8,468
Orcopampa	13,776	40,680
Tambomayo	4,564	9,849
Julcani	2,232	5,788
La Zanja	4,910	13,877
Total Direct Operations (1)	28,038	78,661
Coimolache	13,433	38,302
Total incl. Associated (2)	32,438	90,752

Silver ounces sold
El Brocal	513,067	1,182,210
Uchucchacua	730,351	1,787,830
Yumpag	2,130,120	6,374,330
Orcopampa	4,203	17,611
Tambomayo	347,563	663,409
Julcani	354,445	957,142
La Zanja	21,775	68,177
Buenaventura Trading (3)	20,108	59,559
Total Direct Operations (1)	4,121,632	11,110,268
Coimolache	61,683	223,473
Total incl. Associated (2)	3,948,473	10,743,889

Lead metric tons sold
Uchucchacua	3,875	10,293
Yumpag	64	133
Tambomayo	469	1,489
Julcani	178	425
Total Direct Operations (1)	4,586	12,341

Zinc metric tons sold
Uchucchacua	5,563	15,754
Tambomayo	409	1,513
Total Direct Operations (1)	5,973	17,266

Copper metric tons sold
El Brocal	11,813	35,577
Tambomayo	104	283
Julcani	16	37
Buenaventura Trading (3)	2,289	6,584
Total Direct Operations (1)	14,223	42,481

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 100% of Buenaventura Trading.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of Buenaventura Trading, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Buenaventura Trading is the vehicle through which Buenaventura purchases copper concentrate from Freeport, produced at Cerro Verde — a company in which Buenaventura holds a 19.58% stake. The concentrate is then sold on the spot market by Buenaventura Trading.

Average realized prices(1)(2)

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Gold (US$/Oz)	3,594	3,287
Silver (US$/Oz)	40.81	36.08
Lead (US$/MT)	1,903	1,892
Zinc (US$/MT)	2,811	2,710
Copper (US$/MT)	9,989	9,632

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo:

•	3Q25 gold and silver production was in line with expectations. High-grade oxide ore processing successfully began, as was reported in 2Q25. However, the 2025 production plan has been updated, with part of the high-grade ore initially planned for 2025 production to now be processed in 2026. A higher volume of lead and zinc will be produced in 2025.
•	2025 silver, lead and zinc production guidance has been updated accordingly. 2025 gold guidance remains unchanged.

Orcopampa:

•	3Q25 gold and silver production was in line with expectations. However, 2025 gold production guidance has been revised, as a higher volume of ore will be processed in 4Q25 as compared to the initial plan.

Coimolache:

•	Gold and silver production exceeded expectations for 3Q25, as full capacity mine and leach pad production began in early September 2025 due to earlier than expected operating permit approval which was initially expected in late September 2025.
•	2025 gold production guidance has therefore been revised. 2025 silver guidance remains unchanged.

Julcani:

•	Gold and copper production at the Julcani mine is gradually increasing as the operation transitions to mining zones richer in these metals, partially offsetting decreased production from the Achilla zone which has historically produced lead and silver.
•	2025 gold and lead guidance remains unchanged; silver guidance has been revised.

Uchucchacua:

•	3Q25 silver production was in line with expectations, reflecting the revised mine plan the Company initiated in 2Q25. Mining activities during 3Q25 remained focused on polymetallic stopes, a strategic decision that supports ongoing water pumping and ancillary works but which shifts targeted mining to polymetallic stopes, from the prior target of mining bottom-level stopes with higher silver content. Water pumping activities were completed during 3Q25, and ancillary works are expected to conclude in 4Q25. This enables the team to begin to backfilling the mine’s bottom zones with tailings slurry during 4Q25, and access to higher silver-grade areas will be achievable in 2026 as part of the full year mine plan. This process is intended to reduce voids in previously mined areas at the bottom of the mine, enhancing their structural stability and conditioning nearby zones for future operations. These works are expected to be completed by 2Q26.

•	2025 silver and lead production guidance has been updated accordingly. 2025 zinc guidance remains unchanged.

Yumpag:

•	Silver production exceeded 3Q25 projections due to higher grades mined during the quarter. This improvement reflects the continued application of the Over-Drift-Fill (ODF) mining method which provides high ore recovery with enhanced selectivity while reducing surface subsidence and the amount of surface tailings, a mining approach that the Company began implementing in 2Q25.

•	2025 production guidance has been updated accordingly.

El Brocal:

•	Silver and gold production outperformed expectations in 3Q25, reflecting the Company’s short-term strategy of prioritizing the processing of stockpiles with high precious metals content. During the quarter, the Company processed lead-silver ore previously classified as low grade, which was re-evaluated based on current market conditions and incorporated into the production plan. This material had significant silver content and copper ore throughput was therefore reduced, resulting in a slight decrease in copper production volumes for the quarter.

•	2025 production guidance has been updated accordingly.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: October 16, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer